[Letterhead of Interline Brands, Inc.]

Michael Agliata

Vice President, General Counsel & Secretary

September 19, 2012

Mr. Jeffrey Gordon

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:          Interline Brands, Inc.

Item 4.01 Form 8-K

Filed September 13, 2012

File No. 1-32380

Dear Mr. Gordon:

This letter provides the responses of Interline Brands, Inc. (the “Company”) to the comments set forth in your letter dated September 18, 2012, in relation to the disclosure contained in Item 4.01 of the Company’s Form 8-K filed on September 13, 2012 (the “Form 8-K”).  For your convenience, we have set forth below each of the comments to the Form 8-K, followed in each case by the Company’s response.

1.              Please amend the Form 8-K to state, if true, that the former accountant’s reports, instead of report, on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. See Item 304(a)(1)(ii) of Regulation S-K.

Response:  On September 19, 2012, the Company filed Amendment No. 1 to the Form 8-K (the “Amendment”) clarifying that the reports, rather than report, of Deloitte & Touche LLP on the Company’s financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

2.              To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response:  In connection with the filing of the Amendment, the Company has obtained and filed an updated letter from Deloitte & Touche LLP stating whether Deloitte & Touche LLP agrees with the statements made in the Amendment.  The updated letter has been filed as Exhibit 16.1 to the Amendment.

3.              When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Item 304(a)(2) of Regulation S-K. In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

Response:  The Company respectfully acknowledges the staff’s comment and advises the staff that on September 19, 2012, the Company filed a new Form 8-K regarding the engagement of PricewaterhouseCoopers LLP and complying with the requirements of Item 304(a)(2) of Regulation S-K.  This new Form 8-K includes disclosures regarding any consultations with PricewaterhouseCoopers LLP up through the date of engagement.

In connection with the foregoing response to the Staff’s comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses, please feel free to contact me at (904) 421-1471.

Sincerely,

/s/ Michael Agliata

Michael Agliata